THE SECURITIES REPRESENTED BY THIS NOTE (INCLUDING THE NOTE ITSELF AND ANY SECURITIES IT IS CONVERTIBLE INTO) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IF REQUESTED BY THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

CONVERTIBLE PROMISSORY NOTE

$ [AMOUNT]

[EFFECTIVE DATE]
Honolulu, Hawaii

For value received, Hawaiian Ola Brewing Corporation, a Hawaii corporation doing business as Hawai'i Cider Company (the "Company"), hereby promises to pay to [INVESTOR NAME] (the "Holder"), the principal sum of $ [AMOUNT] plus interest accrued thereon as set forth herein. Interest shall accrue from the date of this Convertible Promissory Note (this "Note") on the unpaid principal amount at a simple rate equal to eight percent (8%) per annum, computed on the basis of a 365-day year and the actual number of days occurring in the period for which such interest is payable. This Note is being issued pursuant to that certain Convertible Note Purchase Agreement dated [EFFECTIVE DATE] (the "Purchase Agreement"), between the Company and the Holder. Capitalized terms not defined in this Note shall have the meanings assigned to them in the Purchase Agreement. This Note is subject to the following terms and conditions:

1. **Maturity; Acceleration.** If this Note has neither been converted into equity nor paid in full by December 5, 2019 (the "Maturity Date"), then the Holder shall have the option to either (i) convert the unpaid principal outstanding hereunder and all interest accrued thereon into shares of the Company's Common Stock at a conversion price equal to eighty-five percent (85%) of the most recent fair market value as determined by the board of directors of the Company or independent appraiser for equity compensation purposes, or if no such valuation is available, at eighty-five percent (85%) of the per share price received by the Company for the most recent issuance of Common Stock prior to the conversion; or (ii) extend the Maturity Date by six (6) month increments until the Note has been converted into equity.

2. **Conversion.**

(a) **Automatic Conversion.** The entire unpaid principal amount of and accrued interest on this Note shall be automatically converted into those shares of the Company's preferred equity securities (the "Equity Securities"), plus any securities convertible into or exercisable for Equity Securities, issued and sold in the Company's next preferred equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $1,000,000 in the aggregate (not including the conversion of any convertible

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notes including the Notes) (the "Next Equity Financing"). The conversion shall be effective as of that closing of the Next Equity Financing at which the gross proceeds (not including note conversions) reach $1,000,000. The number of shares of Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the entire principal amount of this Note plus accrued interest by the lesser of (i) eighty-five percent (85%) of the price per share of the Equity Securities, or (ii) the price obtained by dividing $7,000,000 by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Next Equity Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than convertible notes including the Notes). In either case the number of shares issued shall be rounded up to the nearest whole share. In all other respects, the issuance of such shares upon such conversion shall be upon the terms and subject to the conditions applicable to the Next Equity Financing.

(b)   **Conversion on Liquidity Event.** In the event of (a) a merger of the Company with or into another entity (if after such merger the holders of a majority of the Company's voting securities immediately prior to the transaction do not hold a majority of the voting securities of the successor entity), (b) a sale by the Company of all or substantially all of its assets, (c) the sale of more than fifty percent (50%) of the outstanding voting securities of the Company to a party or parties who did not hold voting securities of the Company prior to the Liquidity Event, or (d) the closing of the Company's first firm commitment underwritten public offering of the Company's common stock registered under the Securities Act of 1933, as amended (each such event being referred to herein as a "Liquidity Event"), and this Note has not been paid in full or converted into equity in accordance with the terms above, then, immediately prior to the closing of such Liquidity Event, the outstanding principal and accrued interest under this Note shall be converted, at the option of the Holder, into shares of the Company's common stock at a conversion price equal to eighty-five percent (85%) of the most recent fair market value as determined by the board of directors of the Company or independent appraiser for equity compensation purposes, or if no such valuation is available, at eighty percent (85%) of the per share price received by the Company for the most recent issuance of Preferred non-voting stock prior to the conversion. Notwithstanding the foregoing, a Liquidity Event shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof.

(c)   **Mechanics and Effect of Conversion.** No fractional shares of the Company's capital stock will be issued upon conversion of this Note. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company will round up the number of shares to be issued to the nearest whole share. Upon conversion of this Note pursuant to this Section 2, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company, together with any other documents reasonably requested by the Company, including without limitation a Stock Restriction Agreement. At its expense, the Company will, as soon as practicable thereafter but in no event later than fifteen (15) business days after the satisfaction of all requirements of the conversion, issue and deliver to such Holder, at its principal office, a certificate or certificates for the number of shares to which

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such Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the Note being converted, including without limitation the obligation to pay such portion of the Note. The Company covenants that all shares which may be issued to the Holder upon conversion of the Note will be fully paid, non-assessable, and free of taxes, liens or other charges.

3. **Payment; Prepayment; Waiver; Presentment; Subordination.** All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to accrued interest then due and payable and the remainder applied to principal. Prepayment of this Note may be made at any time without penalty. No failure on the part of Holder to exercise any right or remedy hereunder, whether before or after the happening of a default, shall constitute a waiver thereof. No waiver of any past default shall constitute waiver of any future default or of any other default. The Holder agrees that the Note shall be subordinate in rights of payment and priority to all current and future indebtedness to banks, commercial finance lenders, insurance companies, or other lending institutions regularly engaged in the business of lending money.

4. **Transfer; Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, dispose of or otherwise transfer (any of such events, a "Transfer") this Note without the prior written consent of the Company.

5. **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Hawaii, without giving effect to principles of conflicts of law.

6. **Amendments.** Any term of this Note may be amended with the written consent of the Company and the Holders of Notes representing a majority of the outstanding principal amount of all Notes then outstanding.

7. **Entire Agreement.** This Note, the Purchase Agreement, and the documents referred to herein and therein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

8. **Default of the Company.** If the Company fails to perform any material term, covenant or agreement contained in this Note, the Company shall have thirty (30) days following written notice from the Holder to cure such default. If the Company is unable to cure the default, the Holder may, at such Holder's option, accelerate repayment of the then-outstanding principal amount of the Note, in which case the amount is due and payable immediately. In this case the Holder is entitled to an interest rate equal to the lower of the highest rate permitted by law or ten

(10%) per annum on amounts owing, from the time of such default until such amounts are paid. Additionally, the Holder may pursue any remedies that are available to it.

9.   **Notices.** Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified as follows:

If to the Company, at the address as set forth on the Company's signature page to the Purchase Agreement, and

If to the Purchaser, at the address set forth on the Purchaser Signature Page to the Designated Lead Investor's Purchase Agreement,

in either case as subsequently modified by written notice satisfying the requirements of this paragraph.

[Signature Page Follows]



The Company has caused this Convertible Promissory Note to be executed by its duly authorized officer as of the date first set forth above.

COMPANY:

Hawaiian Ola Brewing Corporation, a Hawaii Corporation

By: *Founder Signature*
_____
Brett Jacobson, President

PURCHASER:

[ENTITY NAME]
_____
(entity)

Investor Signature
_____
(signature)

[INVESTOR NAME]
_____
(name)

[INVESTOR TITLE]
_____
(title)